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                                                                   OMB APPROVAL
                                                                  OMB 3235-0145

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                        ------

                                   ZYMETX, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  989859 10 3
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                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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CUSIP No. 989859 10 3                13G                 Page  2  of  4  Pages
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 (1) Names of Reporting Person. S.S. or I.R.S. Identification Nos. of Above
     Person

     US Ventech, Inc.
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     British Virgin Islands
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Number of Shares              (5) Sole Voting
 Beneficially                       Power                456,250
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                      0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                  Power                  456,250
                             --------------------------------------------------
                             (8) Shared Dispositive
                                  Power                        0
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     456,250
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11) Percent of Class Represented by Amount in Row (9)

     7.3%
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(12) Type of Reporting Person*

     CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).    Name of Issuer:

              ZymeTx, Inc.

Item 1(b).    Name of Issuer's Principal Executive Offices:

              800 Research Parkway, Suite 100
              Oklahoma City, OK 73104

Item 2(a).    Name of Person Filing:

              US Ventech, Inc.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

              AG Freigustrasse 5
              8002 Zurich, Switzerland

Item 2(c).    Citizenship:

              British Virgin Islands

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              989859 10 3

Item 3.       Not applicable.

Item 4.  Ownership

         (a)  Amount Beneficially Owned:

              456,50 (*Includes 300,000 shares beneficially owned by Venturetec Inc. ("Venturetech"), an affiliate of US Ventech, Inc. ("USVI"). USVI disclaims the beneficial ownership of the shares held by Venturetec and Venturetech disclaims beneficial ownership of the shares of Common Stock beneficially owned by USVI. Venturtech and USVI are investment companies organized under the laws of the British Virgin Islands. Peter Friedli is the president of both companies and the principals of both companies are non-U.S. financial institutions.

         (b)  Percent of Class:

              7.3%

         (c)  Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:

                      456,250

              (ii)   shared power to vote or to direct the vote:

                      0
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              (iii)  sole power to dispose or to direct the disposition of:

                     456,250

              (iv)   shared power to dispose or to direct the disposition of:

                     0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1997.

US VENTECH, INC.

By: /s/ PETER FRIEDLI
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            Signature

   Peter Friedli, President
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            Name/Title

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